Exhibit 99.3

Q4 INC. TRANSCRIPT

Magna International Inc.

Second Quarter 2024 Results – 02AUG24

TOTAL PAGES: 30

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

CORPORATE SPEAKERS:

Louis Tonelli

Magna International Inc.; Vice President of Investor Relations

Seetarama Kotagiri

Magna International Inc.; Chief Executive Officer

Patrick McCann

Magna International Inc.; Chief Financial Officer

PARTICIPANTS:

John Murphy

BofA; Analyst

Adam Jonas

Morgan Stanley; Analyst

Tamy Chen

BMO Capital Markets; Analyst

Dan Levy

Barclays; Analyst

James Picariello

BNP; Analyst

Mark Delaney

Goldman Sachs; Analyst

Itay Michaeli

Citi; Analyst

Brian Morrison

TD Cowen; Analyst

Joseph Spak

UBS; Analyst

Colin Langan

Wells Fargo; Analyst

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

PRESENTATION:

Operator^ Good morning. And welcome to the Magna International Inc. Second Quarter 2024 Results Webcast Call. (Operator Instructions) I would now like to turn the call over to Louis Tonelli, Vice President, Investor Relations.

Please go ahead.

Louis Tonelli^ Thanks, Operator. Hello, everyone. And welcome to our conference call covering our second quarter of 2024.

Joining me today are Swamy Kotagiri and Pat McCann.

Yesterday, our Board of Directors met and approved our financial results for the second quarter of 2024 and updated outlooks for '24 and '26.

We issued a press release this morning outlining our results.

You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review, all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation.

Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today's press release for a complete description of our safe harbor disclaimer.

Please also refer to our reminder slide included in our presentation that relates to our commentary today.

And with that, I'll pass it over to Swamy.

Seetarama Kotagiri^ Thank you, Louis. Good morning, everyone.

I appreciate you joining our call today. Let's jump right in.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Before getting into some of the details from the second quarter, let me highlight a few key takeaways.

Our Q2 operating performance was largely in line with our expectations, with sales of $11 billion and adjusted EBIT margin of 5.3%.

We are executing to our margin outlook from the start of 2024.

Operational excellence activities remain on track to collectively contribute about 75 basis points to margin expansion during 2024 and '25.

We have reduced our planned gross megatrend engineering spend for 2024 by another $40 million, bringing reductions for the full year to $90 million relative to our outlook in February. And our adjusted EBIT margin range has been tightened.

Our range for 2024 is now 5.4% to 5.8%.

We remain focused on capital discipline and strong free cash flow generation.

We have further lowered our expected CapEx range by another $100 million for a reduction of up to $200 million for 2024 compared to our February outlook.

We are maintaining our free cash flow outlook range at $600 million to $800 million, and we remain on track to be in our target leverage range of one to 1.5x in 2025. Lastly, we are updating our 2026 outlook to reflect market changes impacting the automotive industry including issues we already discussed in prior quarter calls.

We continue to execute our strategy despite current market dynamics.

We are winning business on key programs across our portfolio.

For instance, we were recently awarded a hot-stamped door ring with a Japan-based global OEM.

We are having success in commercializing our innovation.

As an example, we were awarded reconfigurable seating systems with a China-based OEM.

And as we have highlighted in the past, our operational initiatives across the company are delivering results.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

We remain focused on continuous improvement, efficiency and launches. This year alone, we are taking actions at more than 40 divisions to restructure, consolidate or wind down operations.

We are rightsizing our Complete Vehicle operations, and we are driving profitability through smart automation and factory of the future initiatives.

As part of ongoing efforts to optimize our footprint and portfolio early last month, we closed a transaction for the sale of an 85% controlling interest in our metal forming operations in India.

With sales less than $200 million in 2023, we consider this business to be noncore. Proceeds were about $90 million. And we are making progress on vertical integration of critical subsystems to strengthen our product offerings.

We acquired HE Systems, a power module business for $52 million. The acquisition accelerates our in-house development of our modules and allows us to leverage our combined technical and manufacturing competencies.

The transaction secures supply of a key product. With that, I'll pass the call over to Pat.

Patrick McCann^ Thanks, Swamy. And good morning, everyone.

As Swamy indicated, second quarter operating results were largely in line with our expectations.

Now comparing the second quarter of 2024 to the second quarter of 2023. Consolidated sales were $11 billion, in line with Q2 2023, which compares to a 2% increase in global light vehicle production. Adjusted EBIT was $577 million and adjusted EBIT margin was down 30 basis points to 5.3%.

Adjusted EPS came in at $1.35, down 12% year-over-year, reflecting lower EBIT and higher interest expense including approximately $0.09 associated with noncash foreign exchange losses on certain deferred tax assets. And free cash flow generated in the quarter was $123 million compared to a $7 million use in the second quarter of 2023.

During the quarter, we paid dividends of $134 million and raised CAD 450 million in debt. More importantly, with respect to our outlook, we are lowering our capital spending range and maintaining our expectations for 2024 free cash flow. Let me take you through some of the details.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

North American light vehicle production was up 1% and China increased 6%, while production in Europe declined 5%, netting to a 2% increase in global production. Breaking down North American production further, while overall production increased 1%, production by our Detroit-based customers declined 5% in the second quarter.

Our consolidated sales were $11 billion, substantially unchanged from the second quarter of 2023.

On an organic basis, our sales decreased 1% year-over-year for a minus 1% growth over market in the second quarter, but plus 1% growth over market, excluding complete vehicles. The negative production mix in North America unfavorably impacted our year-over-year sales growth in the quarter.

The end of production of certain programs, lower complete vehicle assembly volumes including end of production of the BMW five Series, the impact of foreign currency translation and normal course customer price givebacks were offset by higher global light vehicle production, the launch of new programs, acquisitions, net of divestitures, particularly the acquisition of Veoneer Active Safety and increases to recover certain higher input costs. Adjusted EBIT was $577 million, and adjusted EBIT margin was 5.3% compared to 5.6% in the second quarter of 2023. The lower EBIT percentage in the quarter reflects volume and other items, which collectively impacted us by about minus 25 basis points.

These include acquisitions, net of divestitures, which in aggregate came in at margins lower than the corporate average; reduced earnings on lower assembly volumes including the end of production of the BMW five Series, partially offset by lower incentive comp and employee profit sharing.

Negative 25 basis points related to lower equity income largely as a result of unfavorable product mix and higher depreciation on increased capital deployed at certain equity-accounted entities and negative 20 basis points of nonrecurring items which reflects noncash foreign exchange losses on certain deferred tax assets, higher warranty costs, higher restructuring costs that are not classified as unusual and additional supply chain costs partially offset by higher net favorable commercial items.

These items were partially offset by 40 basis points of net operational improvements including operational excellence activities, lower net engineering spend and lower costs associated with our assembly business, partially offset by higher net input costs, particularly related to labor.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Interest expense increased $20 million, reflecting higher short-term borrowings and net debt raised during and subsequent to the second quarter of 2023 as well as higher market rates on the new debt.

Our adjusted effective tax rate came in at 22.8%, slightly higher than Q2 of last year, mainly as a result of an increase in nondeductible foreign exchange adjustments on the revaluation of certain deferred tax assets. Net income was $389 million compared to $441 million in Q2 of 2023, mainly reflecting lower adjusted EBIT and higher interest expense. And adjusted diluted EPS was $1.35 including approximately $0.09 associated with noncash foreign exchange losses on certain deferred tax assets compared to $1.54 last year.

Turning to a review of our cash flows and investment activities.

In the second quarter of 2024, we generated $681 million in cash from operations before changes in working capital and $55 million from working capital.

Investment activities in the quarter included $500 million for fixed assets and a $170 million increase in investments, other assets and intangibles.

Overall, we generated free cash flow of $123 million in Q2 compared to a $7 million free cash flow use in the second quarter of 2023. And we are maintaining our free cash flow expectations of $0.6 billion to $0.8 billion for 2024.

And we continue to return capital to shareholders, paying $134 million in dividends in Q2.

Our balance sheet continues to be strong, with investment-grade ratings reaffirmed by the major credit rating agencies in the second quarter of 2024.

At the end of Q2, we had about $3.7 billion in liquidity including $1 billion in cash. Currently, our adjusted debt-to-adjusted EBITDA ratio is at 1.9, up slightly as expected from the first quarter of 2023.

We anticipate a reduction of our leverage ratio by the end of '24, and we are on track to be within our targeted range during 2025.

Next, I will cover our updated '24 outlook, which incorporates slightly lower than previously expected vehicle production in Europe, while our assumption for production in North America and China are unchanged.

We also assume exchange rates in our outlook will approximate recent rates.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

We now expect slightly higher euro and Canadian dollar for '24 relative to our previous outlook. And we continue to assume no further production of the Fisker Ocean.

We are substantially maintaining our expected sales range with lower volumes in Europe and negative customer mix in North America being offset by positive foreign exchange from the higher euro and Canadian dollar.

We are narrowing our adjusted EBIT margin outlook to a range of 5.4% to 5.8% as we are now halfway through 2024 and reflecting H1 margins that were in line with our expectations. Consistent with our original outlook, customer recoveries and lower net engineering spend are expected to drive stronger margins from H1 to H2.

Our reduced equity income range largely reflects lower expected unconsolidated sales of EV components.

Interest expense is expected to improve by approximately $10 million reflecting debt issuances at better-than-anticipated rates and lower borrowing rates on commercial paper.

We now expect capital spending to be in the $2.3 billion to $2.4 billion range.

This is down another $100 million from our previous outlook, now totaling up to $200 million for the full year compared to our February outlook. This mainly reflects lower spending on EV programs. And our income tax rate, net income and free cash flow expectations are all unchanged from our last outlook.

I'll now pass it back to Swamy.

Seetarama Kotagiri^ Thanks, Pat. Let me take you through the details of the revised outlook that we disclosed in our press release this morning.

We don't typically provide updates to our midterm outlook.

But given the changes in the broader environment, we believe it is necessary to provide a high-level update to the 2026 outlook that we provided in February including some of the factors we highlighted on our first quarter call.

We are seeing slower BEV adoption than previously anticipated, particularly in North America and to a lesser extent, in Europe.

As a result of this and a high degree of geopolitical uncertainty, OEMs are recalibrating their portfolios and capacity, resulting in program delays or cancellations and reduced volumes. There are three broad categories impacting our 2026 sales expectations: one, our complete vehicle assembly business including the cancellation of the INEOS program, our assumption of no future production of the Fisker Ocean and updated information on pass-through sales of the Mercedes G-Class, which we highlighted on our first quarter call; two, the impact of EV program delays, cancellations and reduced volumes, the most significant to us being four vehicles in [Oakville] and [Blue] (inaudible) [City], GM's full-size electric pickups and a new program for a North American-based EV manufacturer that was planned for Southern U.S. and Mexico; and three, our active safety business, for which we have highlighted some of the near-term impact in our Q1 call. The sales softening reflects volume shortfalls, in-sourcing of programs by certain China-based OEMs and an updated view of expected win rates on upcoming programs.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

We are taking a number of steps to address the new market dynamics we are facing, demonstrating our commitment to margin expansion, capital discipline and free cash flow generation.

We are restructuring our Complete Vehicles cost base to adjust to lower volumes in the near term.

We are driving engineering spend reductions for 2026 of up to $200 million while ensuring that we continue to prioritize investments for the future.

We are taking actions across our portfolio and footprint, focusing on optimization and cost reductions. All of these actions are contributing to continued expected margin expansion through 2026 compared to 2024.

We are also reducing expected CapEx in 2026, approximately $200 million, resulting in a projected CapEx-to-sales ratio of less than 4% for 2026.

As a result of our efforts to mitigate the anticipated market impacts, we are expecting strong free cash flow in 2026 in the range of $1.8 billion to $2.1 billion. Although our 2026 outlook assumptions are included in the appendix, I would like to highlight a few key points.

We have made no changes to foreign exchange rates, our global and regional light vehicle production.

However, there have been significant changes to program mix, as I noted earlier.

Please also note that IHS production for 2026 is currently higher than our assumptions in each of North America, Europe and China.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Given the higher level nature and timing of our forecast analysis, we are currently not able to provide 2026 forecast with the same granularity that we previously provided.

In particular, for sales and adjusted EBIT margin ranges by segment for 2026, megatrend sales and adjusted EBIT for the year's '24 to '26 and 2027 sales for battery enclosures, powertrain, electrification and ADAS.

Now I'll cover the details of our updated 2026 outlook for sales, adjusted EBIT margin, equity income, capital spending and free cash flow compared to February. Let's start with the change in our sales outlook.

Our expected 2026 sales range from our February outlook was $48.8 billion to $51.2 billion.

Complete Vehicles is down about $2.2 billion, almost half of the total sales change.

As I said, we have assumed no further production for the Fisker Ocean, which reduced our 2026 sales outlook by about $600 million.

As previously noted, we continue to receive updated information on the amount of directed content on the new Mercedes G-Class assembly programs.

For 2026, this has reduced expected sales by about $900 million. Recall that we expect no EBIT dollar impact related to this sales change.

The cancellation of the INEOS program is expected to result in about $700 million of lost sales, which would have had assembly type margins.

So the adjusted EBIT dollar impact is less significant. The impact of EV delays, cancellations and volume declines, offset by higher isolated volumes is expected to be about $2 billion.

Our decline in equity income also reflects timing delays and volume reductions, particularly related to North American BEV programs. Lastly, our active safety sales are expected to be down about $600 million in 2026 compared to our February expectations.

Based on our top-down review of programs, we now expect a 2026 sales range of approximately $44 billion to $46.5 billion.

Our 2026 adjusted EBIT margin range from our February outlook was 7.0% to 7.7%. Based on our expected sales range in February, that translates to adjusted EBIT dollars between $3.4 billion and $3.9 billion.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Our lower expected sales in Complete Vehicles [at] margins below our corporate average is expected to be accretive to consolidated margins. Lower anticipated EV sales including lower unconsolidated sales, partially offset by higher ICE volumes is expected to negatively impact margins.

And our lower projected active safety sales is expected to reduce margins.

As I said earlier, there are a number of self-help initiatives that are well underway to partially offset the impacts of the market challenges we are facing. This includes incremental actions in operational excellence activities, restructuring actions as well as reduced engineering and capital spending.

Our updated 2026 EBIT margin range is 6.7% to 7.4%. And based on our updated sales range, translates to an expected EBITDA range of between $2.9 billion and $3.4 billion.

However, I want to assure you that we are continuing to explore opportunities that are not included in our revised outlook.

As a result of lower expected sales, we have reduced our CapEx plans for 2024 through 2026.

Our 2024 capital has been reduced from approximately $2.5 billion at the start of the year to a range of $2.3 billion to $2.4 billion.

We have also reduced both 2025 and '26 capital spending expectations with 2026 coming down to a range of $1.6 billion to $1.8 billion compared to about $1.9 billion that we expected in our February outlook. To start the year, we anticipated CapEx as a percentage of sales to decline from about 5.6% this year to low 4.4% in 2026.

We now expect about 5.2% for 2024 and less than 4% for 2026, consistent with our previous commitment. To recap our updated 2026 outlook.

Our sales forecast has been updated to reflect the shifting market with an expected range of $44 billion to $46.5 billion.

We are actively pursuing customer recoveries to offset the impact of EV program cancellations, delays and lower volumes. With respect to margins, we have a number of self-help initiatives well underway to mitigate the impact of lower sales.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

We now expect adjusted EBIT margins in the range of 6.7% to 7.4%, which represents 150 basis points or more improvement over 2023.

We are curtailing investments over the 2024 to 2026 period, targeting reductions up to $500 million of gross engineering investments in megatrend areas and up to $600 million in CapEx.

As a result of our significant efforts to mitigate lower sales, we continue to expect free cash flow generation to increase each year of our outlook period, reaching $1.8 billion to $2.1 billion for 2026. This is over $1.6 billion higher than 2023. Coming back to summarize 2024.

Our operating performance in the second quarter was largely in line with our expectations.

We are actively mitigating market challenges with a focus on margin expansion, capital discipline and free cash flow generation. With respect to our updated 2024 outlook, we are maintaining our sales range, narrowing our adjusted EBIT margin range, lowering our capital spending and maintaining our free cash flow expectations for the year. All in all, a solid quarter, and we remain on track for 2024. Thank you for your attention, and we'll open it up to questions.

QUESTION & ANSWER:

Operator^ (Operator Instructions) And your first question comes from the line of John Murphy with Bank of America.

John Murphy^ And thanks for all the help and sort of the walk on how things are changing through 2026.

But I do have one follow-up on that.

I think it's kind of important.

I'm not sure if you can answer it in extreme detail.

But Swamy, as you're going through these numbers, as EV programs are pushed down into the right -- there's certainly some lost volume or sort of lower volume expectations there at least.

How do you think about the potential for the backfill of ICE vehicles as you're going through this? And it seems like there's going to be more program expansions potentially stuff that's more like mid-cycle majors to add more ADAS to the vehicle [as] potentially update sheet metal, et cetera. How do you think about that backfill? And is that in any meaningful way in your thought process for these 2026 numbers?

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Seetarama Kotagiri^ John, great question. Yes. That's on our mind.

But we've been cautious in looking at exact data that is available today. that's the reason in my prepared comments, I talked about continuing to look at opportunities that could be out there.

As you know we are talking just [about] a 18-month timeframe, right, where we are now into 2026.

There has been some offset into the overall that we talked about already. And we continue to look at some discussions, but we wanted to make sure we get some concreteness in the data while we are having these discussions going into 2026.

So when we talked about the [role] on the slide, you saw the second bar, which said about $2 billion impact -- EV impact, that is already partially offset by some higher ICE volumes that we've been seeing, right? So I would say that's in the range of $800 million -- $900 million that we already saw for the ICE.

But I don't want to give a number or guess a number, but those discussions continue, and we'll, like I said, continue to pursue those options.

John Murphy^ The $800 million to $900 million is based on what you've been told on programs and releases from automakers themselves as opposed to one assumption, is that a fair statement?

Seetarama Kotagiri^ Exactly, yes. That's what I meant.

We are only looking at things that are already confirmed and we know rather than any assumptions.

John Murphy^ Got you. And then second question just on Steyr and the restructuring that needs to go on there.

I guess my understanding is that would be mostly head count and pretty relatively easy, although not great for the folks, but relatively easy to execute.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

I mean how much [risk is there] as you're readjusting around this Fisker G-Class and INEOS changes here to that actual restructuring? Is it fairly straightforward?

Or is it how complicated could that be?

Seetarama Kotagiri^ I think the straightforward answer, John, is pretty straightforward, and this is not something that we are thinking forward. This is already in action, in place, I would say, substantially addressed.

As you know this business, we talk about program starts and ends.

So as programs ramp down, its normal process to go through that, and we have done that already.

So I would say it's a pretty straightforward exercise and already on track.

And that's the reason why I was able to say that the restructuring activities and getting to the appropriate cost base given what we already have in plan is in place for complete vehicle assembly.

John Murphy^ Sorry. And just one last quick one on the Japanese hot-stamped door ring.

I'm just curious on the structures business on Cosma.

What percent of the business is to the Japanese at the moment because it sounds like that's a pretty good initial foot in the door.

I know you have some other stuff.

But I mean having an opportunity to the Japanese for Cosma.

Seetarama Kotagiri^ I would still say it's not any large percent, John, right? I think we have had some entries in the past in processes and products that are pretty specific and specialized, and we've been able to get that market.

I would still say it's not substantial compared to our other core customers in Europe and North America.

Operator^ Your next question comes from the line of Adam Jonas with Morgan Stanley.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Adam Jonas^ So Swamy, if Magna were included in the S&P 500, it would rank in the bottom 2 percentile.

I think around 492 out of 500 companies. And I know you can't like that. You, in fact, can definitely not like that.

Investors don't like it.

I'm sure your Board doesn't like that.

But that kind of company -- I mean these are companies with serious strategic problems or the market really doesn't like the capital allocation going forward.

So why do you think -- what defense do you give? Or do you just accept the capital allocation and execution strategies need to change? Now I see the CapEx and the spending, you're addressing it, there's an acknowledgment, but does something else have to change on top of that?

And then I have a follow-up.

Seetarama Kotagiri^ Yes.

Obviously those statistics are something we continue to see. And the market has shifted or pivoted drastically. And when we look at it, it's not the one or two years as you know in the cycle times of the business or the cycle for the business that we have.

So when we look at capital allocation based on a trend, part of it is flexible and part of it is something we do from the product.

For example, when you look at our, call it, structural business, we have substantial market share and presence in certain product lines, whether it's frames, underbody and so on and so forth. When you start looking at body and [closures], given the hypothesis that EV is a secular trend, accepted that the rate is uncertain, you have to be in that market, not only to look at the evolution of the product that we already have and look at possible integration.

So those are some of the long-term investment decisions that are made.

But like I said now the capital allocation Wherever there is flexibility, we are able to pivot very, very quickly. And that's what we are trying to go through and have been able to communicate today about $600 million of reduction in the 3-year time period.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

And it's not done yet.

We continue to look at that.

We look at regions or divisional level, [all] product lines in the long term, not based on the quarter or the one year but if there are certain parts from a product line perspective, where relevance might be in caution or market share might be in question. All of this is a normal process that we continue to look at, and we will look at that. And the basic objective of optimization is the shareholder value.

Adam Jonas^ And just a follow-up. Many of your competitors seem to have been really rewarded recently for returning cash to shareholders through share buybacks, for example, [Aptiv], Ford, even some of your customers like General Motors and others, even Toyota is doing a massive buyback, which is kind of out of character for them. Magna is a very high-quality company, strong cash flow, one of the cheapest stocks in the world in any industry.

So why does Magna management feel the stock is not a good enough investment for you to buy back your own shares because people are noticing?

Seetarama Kotagiri^ So Adam, my simple answer is I [would] think that is the best investment that we would like to do. No question.

But we also talked about a balance sheet strategy and are committed to a leverage ratio with the Veoneer acquisition that's in place and continuing.

We are on track to get to the leverage ratio that we talked about. And as I said, the cash flow is strong and coming back to that level.

As soon as we get to the commitments that we made from a balance sheet perspective, it is absolutely on the cards and usual process around October, November timeframe, we come out with a plan for the share buyback and with the strong cash flow that seems to be on track and have in plan right now I look forward to talking about it.

Operator^ Your next question comes from the line of Tamy Chen with BMO Capital Markets.

Tamy Chen^ I wanted to ask about the Power & Vision side, I mean I guess more specifically the ADAS side.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

But I'm just wondering if you could give a more detailed update on what's happening in the ADAS market in particular. There was -- I think the Chinese dynamic [that was] called out last quarter, something moving to being in-sourced.

I'm wondering if you're seeing more of that. And there was the language of -- [an up] to 2026 guidance -- an updated view on expected win rates.

I'm wondering if you can elaborate on that.

Seetarama Kotagiri^ Yes. Yes. You're right.

We did talk about it and about $600 million is the magnitude that we are talking about predominantly in China. The in-sourcing that we talked about was also related to one Chinese OEM on a program. Based on that, and also the type of products that are going into the vehicles there.

We kind of looked comprehensively at the programs that were there. And took our approximation of what we think is the win rate possibility and therefore, adjusted that.

But just to give you a broader context, in the overall scheme of our ADAS sales for 2026, this is a rough estimate, but I would say the exposure to Chinese or in China for us is roughly 10% to 12% of the total.

So I would say it's pretty contained in my comments about the insourcing trend in China.

In the rest of the, call it, regions, we are continuing to see a similar traction and win rates that we have noticed.

And I think one of the other things, Tamy, is we look at the OEMs grappling or making a decision still on what ADAS architecture they're going to, right, whether it's centralized with the peripheral sensors or having smart sensors and edge compute still included.

So these are the bunch of questions that the OEMs are also coming to conclusions on.

So we want to be prudent on what we take on, [varies] our priority and how much we invest in different projects until that gets to some sort of certainty.

Tamy Chen^ Right. And on the P&V margin, so I noticed that was brought down for this year. And even if I think about the Q2, I think last quarter, you were saying, this Q2, the margin would be at least but more -- but probably more than double Q1. And I think it was a little bit softer.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

So I'm just wondering -- [that] your revenues for P&V in Q2 came in pretty well.

I would have thought that would have had some operating leverage.

So just -- can you talk about, I guess, [at this] year's margin for the P&V? Like, how should we think about that? Because I think the expectation had been just as more and more and more sales come in here, you're going to just naturally drive substantial margin improvement.

Seetarama Kotagiri^ Yes, Tamy.

I think you're absolutely right.

I did mention in the last call right, it's going to be at least double. The two factors that impacted -- I think the pull-through generally in the business was pretty good. The one major impact was the change in the equity income from our [LGE] JV.

That impacted to our expectation of what we had in the Q2. And the second one, I would say, is a little bit of a mix in terms of a couple of programs.

I don't see that as a significant -- the -- if you look at our forecast on the equity income that continues to be softer than previously expected. And that is, again, exposure to specifically, I would say, in our joint venture to the GM programs in North America.

So that's the one drag.

So we just kind of had to take a look at it.

But at a fundamental baseline of the business, we continue to hit the expectations of what we thought the overall business is going to be.

Patrick McCann^ And Tamy, just for perspective, the equity income is related to EVs as well and that impact alone is 40 basis points, right? So [as the] equity income delta we were within expectations.

Louis Tonelli^ And we did take down our Power & Vision sales for the year as well even though currency is up.

Tamy Chen^ Okay. And last one for me is this whole [upsize] on the EV side with the OEMs in North America, [they] continue to delay, defer in some of the new programs. Just curious, based on your conversations with them about this. Like where do you think we're at? Like do you feel these OEMs -- do you feel like given the current pull-through of EVs, there's still some more to go on recalibrating their expectations.

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Magna International Inc.

Second Quarter 2024 Results – 02AUG24

Do you feel like there's still some programs you're looking [that] probably still gets punted down? Or like do you feel we're getting to a point where this is behind us, a lot of this has recalibrated appropriately to the current backdrop?

Seetarama Kotagiri^ Tamy, I would say it's a little bit of a crystal ball question overall about the market, but I'll give you our viewpoint from Magna.

We have said that before -- we have our own judgment on volumes when the customer volumes come to us based on historical data.

But as you know some of these programs that are coming for EVs don't have that much of historical data.

But we still have our, I would say, conservative judgment on that.

From our perspective, with the big changes that we talked about on three, four programs that had a -- [that was] the reason for reducing the sales.

If you look at the rest, we feel pretty contained in our set of assumptions that we have even based on the volumes that the OEMs are talking today, we have taken that into account plus our own viewpoint on what they could be.

So all in all, I think -- I won't be able to comment on what the volumes [and] EVs are going to do in the next 18 months or two years back, I would say we have been more conservative in the past and even now even with the current volume set.

Operator^ Your next question comes from the line of Dan Levy with Barclays.

Dan Levy^ Just a question first on the 2024 outlook. Given we continue to hear about reductions to schedule, especially from the D3. Maybe you can just give us a sense within your guidance, what you are assuming on production schedules, especially as [we're] seeing from a third-party forecasters is likely going to be coming down just based on commentary from the call and we saw another sort of softish sales print.

So maybe you can comment on the level of conservatism, if at all, on the D3 assumptions for '24.

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Patrick McCann^ Dan, maybe just to level set.

So what we're seeing overall is our North American volumes are coming in at -- we're projecting 15.7%, Europe at 17.1% and China at 29%.

So in North America, we're seeing on a year-over-year basis, were basically flattish.

Overall, about a 2% decline in Europe and China is down about 1%.

If we turn to H2 specifically on a year-over-year basis, D3 were seeing flattish production.

But keep in mind, last year, the D3 were undergoing strikes, right? So in a normal case, you'd expect some (inaudible) in that case.

But we're still seeing some declines -- not declines, I guess, flat year-over-year, but we're seeing declines of about 5% from each one into H2. The biggest driver there really being Stellantis in particular. And I think in Europe, I think back half of the year, we're pretty consistent with data providers, IHS in particular.

Dan Levy^ Got it. Got it.

Second question, I wanted to ask -- and it's sort of a 2-part question.

It's on the impact of sort of the globalization of the Chinese auto industry. And it's a, maybe you could just comment on -- I think we saw some reports in the quarter that your Steyr operations in Europe could possibly accommodate Chinese automakers willing to -- or looking to localize production in Europe.

Maybe you could just comment on that.

But also we've heard about Chinese suppliers that are increasingly globalizing and establishing presences in other regions. Maybe you could just address sort of competitively how much of a threat, if at all, you see from the rise of Chinese suppliers?

Seetarama Kotagiri^ Dan, I think to answer your first question, based on tariffs and regulations and so on and so forth.

We hear, as you've mentioned, directly, the Chinese OEMs coming and looking for a footprint in Europe to be able to maneuver through the tariff regulations and so on and so forth.

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Whatever those could be, I mean we have an asset with -- not just an asset, it's an experienced capability, confidence, and we have done that with various customers. European [or] North American OEMs [in] the past in Europe and so on.

So I think that remains a very interesting variable for us to -- and we continue to have discussions with all types of customers.

So we look forward to that. And when there is something material, we'll bring forward.

On your second part of the question, I would like to go back to look into the history a little bit, whether it's Japanese or Korean entering into the Western markets and came along the ecosystem at that time.

I'm sure there will be a similar trend. Would I say, we are not worried?

Of course, not.

It's never good to be complacent.

So we always have our finger on the [pulse] to see what's going on.

On the other hand, we are also present in China today, working not only with the Western OEMs in China, but also the prominent Chinese OEMs in China. And we believe when they come over, whether it's for homologation reasons or bringing the local knowledge of hitting the regulatory requirements for Chinese [and] other parts of the world.

I think we could bring a lot of value, and we believe we'll be at the table.

Operator^ Your next question comes from the line of James Picariello with BNP.

James Picariello^ Hi --

Patrick McCann^ We lost you, James.

Seetarama Kotagiri^ James, we don't hear you.

Louis Tonelli^ Operator, may we go to the next question and we'll come back.

Operator^ All right. Your next question comes from the line of Mark Delaney with Goldman Sachs.

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Mark Delaney^ Yes.

First, with regard the new 2026 outlook.

I understand some of the specifics and exact quantification is a little hard to comment on.

But at a high level, as you're thinking about lower revenue from some of these megatrend areas as well as a number of the cost and efficiency actions you articulated today.

On a directional basis, do you still think you can be breakeven within the megatrend areas in 2026?

Seetarama Kotagiri^ I think, like you said, it's a high level.

We are going through it. There's a lot of flux in here. And with the reduction of sales, we still have to go through the bottoms-up and really not getting into the details of the breakeven at that point of time or that specific area by area.

We are looking at the big picture of what needs to be, as I said, curtailed, held, to optimize as much as we can, but that is something we've got to come back to.

And even if it's that relevant, given the big picture of what we need to deal with.

Patrick McCann^ I think, Mark, the one thing I'd add, just to be clear, when you look at the 2026 reforecast we did, the sales adjustment in particular, related to the EVs is beyond just the megatrends.

So to be clear, that includes seats, mirrors, body and white.

So the megatrend impact within that sales reduction of $2-ish billion is much more beyond the megatrends.

Mark Delaney^ That's helpful. My other question was on EVs.

On the 4Q '23 call back [then, I had said] it was investing to support a future low-cost EV from the leading North American EV provider. This morning, you spoke about that program as a factor in your lower 2026 outlook.

But I'm hoping to understand if sales for a lower cost vehicle is still something Magna expects to have meaningful exposure to at that OEM, even if it's maybe not as much as you were originally thinking when it was envisioned as an all-new platform [in] a new factory, but perhaps still some reasonable opportunity for you with a different type of low-cost vehicle.

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Seetarama Kotagiri^ Yes.

I don't want to comment on or surmise anything at this point of time given customer feedback and the program timing, we have taken it out don't want to comment or guess on what the future could be.

We obviously have conversations, but I don't want to go beyond that.

Operator^ Your next question comes from the line of James Picariello with BNP.

James Picariello^ Can you hear me okay?

Seetarama Kotagiri^ Yes.

James Picariello^ Great.

I'd just like to double-click on the 2026 targets and specifically the incremental margins.

I mean I know a lot goes into that forecast that rollout.

But the implied operating leverage is almost -- right, it's roughly 40%.

Can you just walk through, elaborate on just what are the puts and takes that get you to such a high incremental margin on the growth?

And particularly, Power & Vision.

Patrick McCann^ Sorry, for '26, James, we're not providing '26 segment.

So maybe --

James Picariello^ Yes.

Okay. Just the consolidated. (Inaudible) exactly the prior segment breakout for that.

Patrick McCann^ Yes.

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So yes, just to be clear, right, we did a top-level adjustment, and that's why like those segment margins now we have to they're no longer -- they shouldn't be relied upon. When you think big picture, the leverage on the margin pull-through you have to consider we have about $2.2 billion of complete vehicles, sales that are coming down, and those are well below corporate averages. You also have close to $1 billion on straight pass-through on the G.

So when you work through that number, that's a sizable benefit.

So when you're looking at Slide 24 of the [role], you can see a pretty sizable positive just coming out of mix, I would say, between the various products.

I would say on the sales decline on the EVs, net of the ICE, that's coming through at our traditional decremental margins we're seeing in our various businesses.

I think that's fair. And then the same with the active safety.

On the flip side, where you see the positives for the offset, it's really -- we have a bucket of issues, but Swamy in his remarks talk about we're going to reduce engineering spend, that's dropping to the bottom.

Lower capital is resulting in lower D&A.

We also have -- we're restructuring -- we have restructured certain operations, [we'll] continue to restructure more operations.

So you put them through.

So it does hang together.

I know there is more behind it.

But if you think about it in those four broad categories of buckets, as opposed to just A versus B, I think it makes much more sense.

James Picariello^ Got it. And then is there any visibility in commercial recoveries or our cost savings for the second half of this year as we think about the implied EBIT step-up first half to second half on an -- within an industry backdrop where the second half is certainly getting harder, right? We're seeing the second half reductions coming in pretty substantial [clip].

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Seetarama Kotagiri^ So James, this is Swamy.

I think it's not the second half, first half. Those discussions are always difficult.

But we have taken all of that into account when we talk about the 2024 outlook, right? And there's a lot of puts and takes.

We talked about productivity givebacks. There is commercial discussion, there is discussions regarding volume reductions, new programs.

We've taken all of that into account and still feel comfortable, and that's the reason we've given the outlook and we feel pretty good going into the second half that we will see the cadence that outlook is reflecting.

Patrick McCann^ And I think, James, if you think about what we would have seen last year in our 2023 margin cadence by quarter, it's -- we're expecting a similar type trajectory where from day 1, we were expecting our margin to improve quarter-by-quarter, and it's really related to commercial recoveries whether it's [commercial, inflation] to be more in the back half of the year, and that's still what we're expecting based on past history.

So we're still seeing an uptick from Q2 into Q3, similar to what we would have seen as an incremental improvement in '23 and then further improvement into Q4.

Operator^ Your next question comes from the line of Itay Michaeli with Citi.

Itay Michaeli^ Just had a couple of follow-ups on active safety.

First, of the shortfall in the 2026 outlook, the $600 million, can you just mention how much of that is sort of the older Veoneer assets as opposed to Magna. And then just Swamy, I think you alluded to it before, but the updated view on the win rates, is that just updated for China? Or is that also outside of China, then maybe if you can comment on just what you're seeing for [closing] trends [in] active safety outside of China as well?

Seetarama Kotagiri^ Yes.

I think, Itay, it will be very difficult to separate whether it's Veoneer or, call it, Magna Electronics, [3 Veoneer]. To your second part of the question, I think from my assumptions and what I specifically talked about was related to China. And I was making a point that our exposure in China of the overall sales in ADAS is the 10% to 12%. My comment about win rates was overall.

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What I was trying to make a point is, if you look at overall, our win rates seem to be still in cadence of what we have seen in the past. To be more clear, I was saying that this is not impacting or changing as a trend overall. That's what I meant to say.

Itay Michaeli^ And just in terms of just quoting activity, how is that trending along with active safety thus far this year?

Seetarama Kotagiri^ And that was my point on the software architecture discussions with amongst OEMs, right? So there is a little bit of flux in how the sourcing decisions are being pushed out or moved around a little bit.

But overall, I don't think we are seeing a significant change in the, call it, the assisted driving piece of ADAS.

I don't see a significant change.

Operator^ Your next question comes from the line of Brian Morrison with TD Cowen.

Patrick McCann^ Brian, we can't hear you.

Brian Morrison^ Sorry, Pat, I'm on mute.

I just want to pull together.

I appreciate the puts and takes here. This question's for you.

In the 2024 margins, if you could just pull it together a sequential margin walk, you started [at] 5.3% this quarter.

You take out the FX, I think you get up to 5.5%, 5.6%. Then you have the lower engineering costs. You talked about higher commercial recoveries from Q2 to Q3. [You] need to hit 6% to 6.5% margins in the back half of the range, what are other factors that could get you to that low to high end?

Patrick McCann^ Brian, I think broadly, when you think moving from H1 into H2, there's -- I talked about the cadence from Q2 to Q3 to Q4 being consistent increases [so] last year. The big buckets that didn't occur in Q2, I would say would be, number one, being the commercial where we're seeing those recoveries based on history coming in primarily in the fourth quarter. And the other big factor is we have lower engineering net spending.

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So that's a combination of our spend and timing of program recoveries and those tend to be coming back in the second half of the year.

On the other side, we do have some weakness in volumes, and that's primarily in local -- it's hit in the translation FX, Brian, but we do have lower sales activity in local currency.

Brian Morrison^ Okay.

So lower engineering spend, commercial recoveries [as there are] heightened benefits from restructuring as well?

Patrick McCann^ Yes, but it would be third on the list.

Operator^ Your next question comes from the line of Joseph Spak with UBS.

Joseph Spak^ Maybe just to follow up on this. A lot of this has been answered, but can you just help us understand like exactly how much like half-over-half, do you think engineering will be lower?

Louis Tonelli^ We're not going to get into the specifics, Joe, but we talked about the two items that are the most impactful to our H1 versus H2 [role].

Joseph Spak^ Okay. And then I guess just going back to the '26 guide and sort of James' question, like with the high incrementals and I appreciate some of the color you gave and -- but I guess part of that, right, you mentioned the sort of the restructuring savings.

Is -- have all -- is that related to initiatives that have already started? Or are there still more planned initiatives? And then also, you talked about trying to get recoveries for EV cancellations and I'm wondering if any of that is embedded into the forecast.

Seetarama Kotagiri^ From a restructuring perspective, Joe, I think these are activities that are ongoing, some substantially done, some continuing and some it's not just we're not talking about this quarter this year, right? We've been talking about operational excellence last year.

Some of it we have already started [seeing] the flow and the delivery of the results. And for the changing market conditions, some we are adding in addition to, right? So we talked about CVA as an example, started in the past.

We continue to add to that that's across the organization.

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So it's a little bit of both, right? Some that are finished, some are in progress and a few that are in the plan. And when I say in plan, not starting now we have contemplated that long time ago.

Joseph Spak^ Right.

Okay. And the recovery is for the EV programs?

Seetarama Kotagiri^ It's part of the larger discussions, right? Like it's not specific to EV programs, it's volume reductions, it's cancellations, it's pushouts.

It's productivity givebacks. Mostly all of this combined together become a discussion with the OEM.

Joseph Spak^ But that's embedded in the '26 numbers, some level of that?

Seetarama Kotagiri^ Some level of that.

But I would say are more substantial in '24 than going into '26.

Operator^ Your next question comes from the line of Colin Langan with Wells Fargo.

Colin Langan^ Just want to follow up. The sales guidance revision is very small.

We saw throughout the quarter, pretty big cuts from IHS.

So I'm a little surprised we haven't seen a bigger impact to you guys, particularly with so much coming from the Detroit 3. Any color on what's offsetting that?

Were you already just taking a much more conservative outlook than IHS heading into the quarter? And any color on what's sort of keeping the upside?

Louis Tonelli^ Colin, if you remember last quarter, we were -- we held our outlook in terms of volumes in North America and Europe even though IHS was higher than we were.

So I'd say that IHS ended up coming down this past quarter, close to where we were anyway.

So other than our takedown and [taken down] -- sorry, in Europe this quarter, for the full year.

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I think it's already -- was already reflected in our numbers last quarter. And in terms of offsets, I mean currency is a positive for us relative to our last outlook.

So we do have a little bit of decline offset by currency.

Colin Langan^ Got it. And if I look at the midpoint of guidance, the -- on the EBIT side, it looks like most of it is only like $50 million at the midpoint.

If I look at the quarter itself, there was about over $30 million of warranty and $30 million of FX.

So even though sales are down slightly, these are just sort of rounding errors or you anticipated some of these FX and warranty issues?

Patrick McCann^ I think we did have some outperformance on commercial items in the quarter as well. Big picture, if you think we were generally in line with our expectations for the quarter.

So you're mentioning a couple of negatives.

We did have some positives that offset those negatives to a certain extent. And then at the midpoint, you could see some of the -- [that] lowering the 10 basis points.

But I think you named two negatives, Colin, you have to pick up the positive. The biggest being commercial. Yes, and some a little bit on operational [is also] little better than what we had in our last outlook.

Seetarama Kotagiri^ Okay.

I think operator, I assume there are no more questions.

So I just want to thank everyone for listening in today.

I want to reiterate what I said earlier.

We remain highly focused on margin expansion, capital discipline and free cash flow generation while ensuring we continue to invest to take advantage of future opportunities where possible.

Thanks again, and have a great day.

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Operator^ This concludes today's call. Thank you all for joining.

You may now disconnect.

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